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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42547

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/23___ AND ENDING ___12/31/23___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __R.W. Pressprich & Co.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__445 Park Avenue, Suite 16D__
                                    (No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wayne Chen	(212)832-6026	wchen@pressprich.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Eisner Eamper LLP__
                    (Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003		274	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Timothy L. Burns_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____R.W. Pressprich & Co._____, as of 12/31 _____, 2 023 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____CCO_____

Antone E. Franco
Notary Public - ID 764999
State of Rhode Island
Commission Expires 01/15/2028

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R.W. PRESSPRICH & CO.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2023

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
R.W. Pressprich & Co. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of R.W. Pressprich & Co. and Subsidiaries (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
April 1, 2024

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	305,372
Receivables from clearing broker		430,289
Securities owned, at fair value		133,571
Accrued interest receivable		1,151
Deposit with clearing broker		250,000
Property and equipment, net		11,780
Employee loan receivables		400,000
Other assets		575,776
	$	2,107,939

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	6,010
Accounts payable and accrued expenses		665,041
Accrued interest payable		18
Total liabilities		671,069

Stockholders' equity

Class A voting common stock, no par value, 20,000 shares authorized, 9,553 shares issued, 9,553 shares outstanding		1,659,269
Class A-1 non-voting common stock, no par value, 180,000 shares authorized, 76,264 shares issued, 76,264, shares outstanding		18,235,784
Accumulated Deficit		(18,458,183)
Total stockholders' equity		1,436,870
	$	2,107,939

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

---

1. Nature of business and summary of significant accounting policies

Nature of Business

R.W. Pressprich & Co. ("Pressprich") is a broker-dealer, located in New York City, New York, Chicago, Illinois, Plymouth, Minnesota and Newport, Rhode Island.   R.W. Pressprich & Co., Inc. is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of principal transactions of fixed income securities, principal and agency transactions of equity securities, private placement and advisory services.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding, LLC ("Funding"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding II, LLC, ("Funding II"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Credit Product, LLC ("PCP"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

As of and during the year ended December 31, 2023, none of the wholly-owned subsidiaries hold any assets, liabilities, or incurred any revenue or expenses with exception of PCP. PCP has approximately $100,000 in cash, $70,000 in liabilities and $30,000 in equity during the year ended December 31, 2023.

Basis of Presentation and Principles of Consolidation

The consolidated financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statement include the accounts of Pressprich, PCM, Funding, Funding II and PCP (collectively the "Company").   All material intercompany transactions and balances have been eliminated in consolidation.

Securities Owned and Securities Sold, Not Yet Purchased, at fair value

All securities owned and securities sold, not yet purchased, are recorded at fair value.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

---

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

---

1. Nature of operations and summary of significant accounting policies (continued)

U.S government obligations, foreign government obligations, corporate bonds and stock that are classified within level 2 of the fair value hierarchy are valued based on recently executed transactions or price quotations.

Valuation Techniques

Securities listed on a national securities exchange or the NASDAQ National Market are valued at their last sales price on the primary exchange of which they trade as of the last day of the year. Securities traded in the over-the counter markets or listed securities for which no sale was reported on the valuation date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents state and local taxes for the year ended December 31, 2023. Current income tax benefit for the year ended December 31, 2023 relates principally to the New York City corporate tax.

Pressprich files a consolidated return with PCM, Funding, Funding II and PCP. The determination of the Company's provision for income taxes requires judgment, the use of estimates, and the interpretation and application of complex tax laws. Judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statement as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

---

1. Nature of operations and summary of significant accounting policies (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Temporary differences which give rise to net deferred tax asset at December 31, 2023 consist of:

Deferred tax assets:

Property and equipment	$	17,170
Accrued bonus		638
Operating right-of-use assets		781
Amortized deferred rent		32
Unrealized loss		162
Net operating loss carryforward - city		530,916
		549,699
Valuation allowances		(549,699)
Net deferred tax assets	$	-

Due to the uncertainty of Pressprich earning net income in future years, the Company is unable to conclude that it is more likely than not that it will realize its deferred tax asset and accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2023.

Pressprich applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2023 consolidated financial statement.

Use of Estimates

The preparation of consolidated financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the consolidated financial statement. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2023, the carrying value of the Company's cash, receivable from clearing broker, accrued interest receivable, deposit with clearing broker, employee loan receivable, accounts payable, accrued expenses, and accrued interest payable approximate their fair values due to their short term nature.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

1. Nature of operations and summary of significant accounting policies (continued)

Operating lease right-of-use asset and liability

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of contract and when terms of existing contract are changed. The Company recognized a lease liability and right of use (ROU) asset at commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on its index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses it incremental borrowing rate. The implicit rates of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability less the unamortized balance of lease incentive received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-terms leases on a straight-ling basis over the lease term.

Reduction to ROU asset and lease liabilities resulting from reduction to lease obligations was approximately $113,000 and $138,000, respectively for New York using an incremental borrowing rate of 3.12%.

The Company's lease obligation expired in January 2023 and was not renewed.

2. Securities owned and securities sold, not yet purchased, at fair value

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2023, are as follows:

	Securities Owned, at fair value	Securities Sold, Not Yet Purchased, at fair value
U.S government obligations	$ -	$ 70
Corporate bonds	87,072	
Foreign government bonds	46,499	5,940
	$ 133,571	$ 6,010

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2023:

	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservale Inputs (Level 3)	Balance as of December 31, 2023
Assets (at fair value)				
Investments in securities				
Corporate bonds	$ -	$ 68,660	$ 18,412	$ 87,072
Foreign government obligations	-	46,499	-	46,499
U.S. government obligations	-	-	-	-
Total securities owned	$ -	$ 115,159	$ 18,412	$ 133,571
Liabilities (at fair value)				
Securities sold short				
Corporate bonds	$ -		$ -	$ -
Foreign government obligations	-	5,940	-	5,940
U.S. government obligations	70	-	-	70
Total securities sold short	$ 70	$ 5,940	$ -	$ 6,010

4. Allowance for Credit Losses

The Company records an allowance for credit losses on its financial instruments in accordance with FASB ASC 326. ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

---

4. Allowance for Credit Losses (continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivable from clearing broker, employee loan receivable and certain other assets utilizing the CECL framework. The Company's expectation is that credit risk associated with receivable from clearing broker, employee loan receivable and certain other assets is that any client or financial institution with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk and considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31, 2023, receivable from clearing broker in the amount of $430,289 and employee loan receivables and accounts receivable totaling $503,990 had no expected credit loss.

5. Deposit with clearing broker

Pursuant to agreement with its clearing broker, the Company is required to maintain a clearing deposit of at least $250,000 and to maintain net capital of at least $250,000.

6. Property and equipment

Details of property and equipment at December 31, 2023 are as follows:

Office equipment	$	1,376,197
Furniture and fixtures		661,464
Leasehold improvements		3,710,886
Computer software		649,805
		6,398,352
Less accumulated depreciation and amortization		6,386,572
	$	11,780

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

---

7. Contingencies

Securities sold, not yet purchased represent obligation of the Company to purchase such securities at future date. The Company may incur a loss if the market value of the securities subsequently increases.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. During 2021, The Company elected to switch to the alternative method. This Rule requires the maintenance of the greater of minimum dollar net capital of $250,000 or 2% of aggregated debit items as shown in the Formula of Reserve Requirements pursuant to Rule 15c3-3. At December 31, 2023, the Company's net capital was approximately $398,000 with approximately $148,000 in excess of its minimum requirement of $250,000.

9. Financial instruments and risk

Trading activities subject the Company to market, credit and interest rate risk. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the potential loss that would occur if the counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value of future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivable from and clearing deposit with the clearing broker is pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. At December 31, 2023, the amount of receivable from clearing broker reflected in the accompanying statement of financial condition includes cash and commissions receivable which are due from one clearing broker. In the event of financial institutions insolvency, recovery of assets may be limited. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

10. Employee loan receivables

The Company grants loans to its employees from time to time with standard 1 year maturities at a rate of 1.5% per annum. Employees may ask for a maturity extension and the Company reserves the right to refuse at its discretion.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

For the year ended December 31, 2023

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11. Liabilities subordinated to claims of general creditors

The subordinated agreement that matured on January 31, 2023 was converted into equity on maturity date. At December 31, 2023, the Company had no subordinated loan agreement with an officer of R.W. Pressprich & Co., who was active in the daily management and operation of R.W. Pressprich & Co.

12. Going concern considerations

The accompanying consolidated financial statement have been prepared assuming the Company will continue as a going concern, which contemplates the realization of asset and satisfaction of liabilities in the normal course of business.

The Company is expecting an increase in its sources of revenue in 2024 and will continue to scale back on non-critical cost. Based on the projected cash flows for the next 12 months through April 1, 2025, the Company believes it will be able to satisfy its obligations as they become due. In addition, a major stockholder will continue to support business operations, as necessary.